DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

March 16, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Grande Cache Coal Corporation
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

Dear Sirs/Mesdames:

On behalf of our client, Grande Cache Coal Corporation (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Robert Stan
Grande Cache Coal Corporation
Fred Davidson
Burnet, Duckworth & Palmer LLP

SCHEDULE A

1. CEO Certification of interim filings for the interim period ended December 31, 2005
2. CEO Certification of interim filings for the interim period ended September 30, 2005
3. CFO Certification of interim filings for the interim period ended December 31, 2005
4. CFO Certification of interim filings for the interim period ended September 30, 2005
5. Interim financial statements for the period ended December 31, 2005
6. Management's Discussion & Analysis for the period ended December 31, 2005
7. Interim financial statements for the period ended September 30, 2005
8. Management's Discussion & Analysis for the period ended September 30, 2005
9. News release, dated March 15, 2006
10. News release, dated February 13, 2006
11. News release, dated February 9, 2006
12. News release, dated February 7, 2006
13. News release, dated December 13, 2005
14. News release, dated December 12, 2005
15. News release, dated November 10, 2005
16. News release, dated November 4, 2005
17. Notice of Principal Regulator, dated February 20, 2006

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the "issuer") for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 13, 2006

(Signed) Robert H. Stan
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

File No. 82-34802

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

(Signed) Robert H. Stan

Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

File No. 82-34802

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ANITA L. RONCIN, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the issuer) for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 13, 2006

(Signed) Anita L. Roncin

Anita L. Roncin
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ANITA L. RONCIN, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

(Signed) Anita L. Roncin
Anita L. Roncin
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

File No. 82-34802

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	December 31 2005 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ **2,447**	$ 35,455
Restricted cash (note 2)	**6,031**	9,666
Accounts receivable and prepaid expenses	**9,096**	4,954
Inventory (note 3)	**17,486**	10,838
	35,060	60,913
Deposit for future reclamation expenditures	**82**	82
Mineral properties and development	**21,670**	18,450
Buildings and equipment	**30,876**	20,775
	$ **87,688**	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **11,794**	$ 14,302
Notes payable (note 4)	**-**	3,647
Revolving and term debt (note 5)	**20,000**	-
	31,794	17,949
Asset retirement obligations (note 6)	**3,334**	2,338
	35,128	20,287
Shareholders' Equity		
Share capital (note 7)	**101,715**	99,751
Contributed surplus	**1,436**	1,275
Deficit	**(50,591)**	(21,093)
	52,560	79,933
	$ **87,688**	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

	Three months ended December 31 2005 (Unaudited)	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2005 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Revenue				
Sales	$ **19,213**	$ 4,887	$ **63,135**	$ 4,887
Interest and other	**71**	231	**431**	614
	19,284	5,118	**63,566**	5,501
Expenses				
Cost of product sold	**20,358**	8,456	**70,632**	8,456
Distribution	**3,194**	1,555	**14,924**	1,555
General and administrative	**1,144**	875	**4,047**	3,901
Interest and other	**240**	31	**392**	100
Depreciation, depletion and accretion	**1,064**	142	**2,588**	168
	26,000	11,059	**92,583**	14,180
	(6,716)	(5,941)	**(29,017)**	(8,679)
Taxes	**(159)**	(33)	**(481)**	(33)
Net loss	**(6,875)**	(5,974)	**(29,498)**	(8,712)
Deficit, beginning of period	**(43,716)**	(4,892)	**(21,093)**	(2,154)
Deficit, end of period	$ **(50,591)**	$ (10,866)	$ **(50,591)**	$ (10,866)
Net loss per share (note 8)				
Basic and diluted	$ **(0.17)**	$ (0.16)	$ **(0.73)**	$ (0.27)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended December 31 2005 (Unaudited)	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2005 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Cash provided by (used for)				
Operating activities				
Net loss	$ **(6,875)**	$ (5,974)	$ **(29,498)**	$ (8,712)
Items not affecting cash				
Stock-based compensation (note 9)	**61**	113	**583**	518
Unrealized foreign exchange loss	**87**	(46)	**362**	(85)
Depreciation, depletion and accretion	**1,064**	142	**2,588**	168
	(5,663)	(5,765)	**(25,965)**	(8,111)
Net change in non-cash working capital relating to operating activities	**(13,508)**	(1,277)	**(11,457)**	(203)
	(19,171)	(7,042)	**(37,422)**	(8,314)
Financing activities				
Proceeds on issuance of share capital (note 7)	**17**	134	**1,545**	59,085
Proceeds on revolving and term debt (note 5)	**20,000**	-	**20,000**	-
Proceeds on issuance of notes payable (note 4)	**-**	-	**-**	5,335
Repayment of notes payable (note 4)	**-**	(630)	**(3,752)**	(630)
Share issuance costs	**-**	-	**(1)**	(3,601)
Net change in non-cash working capital relating to financing activities	**-**	-	**145**	(197)
	20,017	(496)	**17,937**	59,992
Investing activities				
Additions to mineral properties and development	**(936)**	(6,573)	**(4,202)**	(9,025)
Additions to buildings and equipment	**(2,262)**	(5,825)	**(11,177)**	(13,955)
Restricted cash (note 2)	**(200)**	137	**3,608**	(9,861)
Net change in non-cash working capital relating to investing activities	**82**	268	**(1,523)**	2,101
	(3,316)	(11,993)	**(13,294)**	(30,740)
Effect of foreign exchange on cash and cash equivalents	**(87)**	(93)	**(229)**	(222)
(Decrease) increase in cash and cash equivalents	**(2,557)**	(19,624)	**(33,008)**	20,716
Cash and cash equivalents, beginning of period	**5,004**	40,677	**35,455**	337
Cash and cash equivalents, end of period	$ **2,447**	$ 21,053	$ **2,447**	$ 21,053

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,319 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $712 were provided to service providers. The cash secured letter of credit outstanding as security for the notes payable was cancelled during the second quarter and restricted cash of $2,875 was released.

3. Inventory

	December 31 2005	March 31 2005
Coal inventory	$ 15,958	$ 10,478
Materials inventory	1,528	360
Total	$ 17,486	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Revolving and term debt

The Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facility is secured by a general security agreement and has a maturity date of April 8, 2006, subject to a two month extension option.

The credit facility has financed the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006 and is being used to finance the Corporation's working capital.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,334 as at December 31, 2005, based on a total future liability of $6,975. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Nine months ended December 31 2005
Balance – March 31, 2005	$	2,338
Increase in liability		853
Accretion expense		143
Balance – December 31, 2005	$	3,334

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Shares issued on exercise of options	150		444
Balance – December 31, 2005	40,769		108,763
Less: Share issuance costs			7,048
		$	101,715

In the first quarter of 2006, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

During the second quarter of 2006, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus.

During the third quarter of 2006, 16 thousand share options were exercised for cash proceeds of $17. On exercise of these options, $12 was credited to share capital from contributed surplus.

(thousands of Canadian dollars, except per share amounts)

8. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended December 31 2005	Three months ended December 31 2004	Nine months ended December 31 2005	Nine months ended December 31 2004
Weighted average shares outstanding – basic and diluted	40,767	37,161	40,626	32,189
Net loss	$ (6,875)	$ (5,974)	$ (29,498)	$ (8,712)
Net loss per share:				
Basic and diluted	$ (0.17)	$ (0.16)	$ (0.73)	$ (0.27)

9. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $61 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $583.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common share options are subject to a two year vesting period.

On September 30, 2005, 131 thousand options to purchase common shares were cancelled.

Options to purchase 125 thousand common shares at an exercise price of $4.50 were granted to employees of the Corporation under the Corporation's share option plan on October 17, 2005. The options have a five year term and are subject to a two year vesting period.

On October 15, 2005, 108 thousand options to purchase common shares were cancelled, on December 2, 2005, 23 thousand options to purchase common shares were cancelled and on December 29, 2005, 10 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 61%, risk-free interest rates of 3% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$	2.61
Granted	55		9.08
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2005	1,860	$	2.80
Granted	-		-
Cancelled	(131)		4.08
Exercised	(133)		2.01
Outstanding – September 30, 2005	1,596	$	2.87
Granted	125		4.50
Cancelled	(141)		4.44
Exercised	(16)		1.00
Outstanding – December 31, 2005	1,564	$	2.77

Details of the share options exercisable at December 31, 2005 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	342	$	1.00
	162		3.70
	75		11.56
	20		9.08
	599	$	3.32

Of the share options outstanding, 1,259 thousand options expire in 2009 and the remaining 305 thousand share options expire in 2010.

10. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To December 31, 2005, U.S.$4.7 million in progress payments have been paid. Under the current agreement, no further payments are required this fiscal year.

11. Subsequent Events

On January 13, 2006, 10 thousand options to purchase common shares were cancelled.

File No. 82-34802

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended December 31, 2005, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of February 10, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	December 31 2005	March 31 2005
Balance Sheet		
Total assets	**87.7**	100.2
Long-term liabilities	**3.3**	2.3
Shareholders' equity	**52.6**	79.9

(millions of dollars, except per share amounts)	Three months ended December 31 2005	Three months ended December 31 2004	Nine months ended December 31 2005	Nine months ended December 31 2004
Income Statement				
Revenue	**19.3**	5.1	**63.6**	5.5
Cost of sales	**23.6**	10.0	**85.6**	10.0
Net loss	**(6.9)**	(6.0)	**(29.5)**	(8.7)
Basic and diluted net loss per share	**(0.17)**	(0.16)	**(0.73)**	(0.27)

(millions, except per tonne amounts)	Three months ended December 31 2005	Three months ended December 31 2004	Nine months ended December 31 2005	Nine months ended December 31 2004
Statistics				
Clean coal production	**0.2**	0.2	**0.7**	0.2
Coal sales	**0.2**	0.1	**0.7**	0.1
Average sales price ($/tonne)	**106**	59	**93**	59
Average cost of sales ($/tonne)	**130**	121	**125**	121
Average cost of production ($/tonne)	**99**	87	**104**	87

Revenue

Grande Cache Coal earned revenue of $19.2 million on 0.2 million tonnes of coal sales in the third quarter of 2006 compared with revenue of $4.9 million on 0.1 million tonnes of coal sales in 2005. The average realized price was $106 per tonne in the quarter, compared to $59 per tonne in the prior year. Year to date the average realized sales price of $93 per tonne includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Year to date, revenue of $63.1 million was earned on 0.7 million tonnes of coal sold compared to $4.9 million on 0.1 million tonnes of coal sold in 2005.

The average sales price achieved in the third quarter on U.S. dollar denominated metallurgical coal sales was U.S.$116 per tonne while the year to date average U.S. dollar sales price was U.S.$85 per tonne. Coal shipments began during the comparable quarter of fiscal 2005, at an average price of U.S.$67 per tonne.

Interest and other revenue of $0.1 million in the third quarter of 2006 consisted primarily of interest earned on short term investments, compared to $0.2 million in 2005. Year to date interest and other revenue was $0.4 million compared to $0.6 million in 2005.

Production Costs and Cost of Sales

The cost of clean coal produced at Grande Cache Coal's mining operations in the quarter was $99 per tonne, down from $104 per tonne in the second quarter and $110 per tonne in the first quarter. The average cost of coal produced year to date was $104 per tonne.

Due to the sales delays experienced during the third quarter, the Corporation undertook inventory control measures including short-term vacation and maintenance shutdowns. These events had the impact of temporarily increasing production costs per tonne as coal production levels were reduced. Despite this effect, production costs for the quarter declined from prior periods in both the surface and underground mines, offset partially by increased processing plant charges due largely to increased electricity rates and natural gas costs. Over the course of the third quarter, coal inventory increased by $5.8 million.

Strip ratios in the surface mine were just under 10:1 in the third quarter of 2006, with the temporary shutdowns slowing progress through the high strip ratio area of the mine. The strip ratio over the life of 12S B2 surface mine is anticipated to average 8:1, while year to date the strip ratio has averaged 11:1. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. As the strip ratio falls over the remaining life of the 12S B2 mine, production costs per tonne of coal are expected to also fall markedly.

The strip ratio in the third quarter of the previous fiscal year was 5:1 due to a volume of low quality coal that was readily available upon startup of the surface mine. The cost of production of $87 per tonne during the startup in fiscal 2005 was due to this low strip ratio, offset by poor productivity as the operation realized its first coal production.

Production volumes in the Corporation's underground mine increased in the third quarter resulting in a decline in per tonne production costs.

The Corporation's cost of sales fluctuates significantly with quarterly sales volumes. The cost of production is more indicative of the Corporation's operations, although due to the volume based nature of mining it is also impacted by changes in clean coal production volumes due to the large proportion of fixed costs in mining operations.

Total cost of sales for the quarter was $23.6 million or $130 per tonne. The cost of sales consists of cost of product sold of $20.4 million and distribution costs of $3.2 million. Year to date cost of sales totals $85.6 million or $125 per tonne. The cost of sales per tonne was significantly impacted by sales volumes experienced in the quarter, which were low due to delays in customer vessel arrivals. However, as sales volumes continue to rise, cost of sales per tonne are expected to fall.

The higher than normal proportion of thermal coal sold during the quarter has a substantial impact on the distribution cost per tonne. As the proportion of thermal coal sales increases, the impact on distribution cost per tonne is favorable. The distribution cost of metallurgical coal was $23 per tonne in the quarter.

The Corporation has maintained a focus on cost reduction opportunities across the entire operation.

Other Expenses

General and administrative expenses were $1.1 million during the third quarter of 2006, compared to $0.9 million for the same quarter last year. Year to date general and administrative expenses were $4.0 million compared to $3.9 million for the same period last year. General and administrative expenses incurred consisted of customary overhead charges, including non-cash charges of $0.1 million in the quarter and $0.6 million year to date for stock-based compensation. Foreign exchange losses totaled $0.3 million year to date compared to $0.1 million in the prior year.

Depreciation, depletion and accretion charges were $1.1 million for the quarter compared to $0.1 million in the previous year. Year to date charges were $2.6 million compared to $0.2 million for the same period in 2005, due to the increase in production in the current year.

Liquidity and Capital Resources

As at December 31, 2005, the Corporation had cash and cash equivalents of $2.4 million. During the third quarter, the Corporation's cash position declined $2.6 million from $5.0 million at September 30, 2005, compared to a cash use of $19.6 million in the third quarter of the prior year. The Corporation's cash position declined $33.0 million in the nine months to December 31, 2005, from $35.5 million at March 31, 2005.

Investing activities accounted for a cash use of $3.3 million in the quarter, compared to $12.0 million in the prior year. Investing activities in the third quarter included asset additions of $3.2 million and an addition to restricted cash of $0.2 million. Year to date investing activities resulted in a cash use of $13.3 million, compared to $30.7 million in the same period of 2005.

Cash used in operating activities was $19.2 million in the third quarter, while year to date operating activities resulted in a cash use of $37.4 million. The most significant factor in the quarter was a $13.5 million change in non-cash working capital due to a $6.5 million increase in inventory, as well as an increase in accounts receivable and prepaid expenses of $3.2 million and a $3.8 million decrease in accounts payable. Operating activities resulted in a cash use of $8.3 million in the nine months to December 31, 2004.

Financing activities generated cash of $20.0 million in the quarter and $17.9 million year to date. During the third quarter, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. The facility is secured by a general security agreement and has a maturity date of April 8, 2006, subject to a two month extension option. Interest is payable monthly at a rate of prime plus 2% per annum. The credit facility financed the retirement of a $5 million short-term loan the Corporation received from a related party in October 2005 and is being used to finance the Corporation's working capital.

Proceeds on issuance of share capital were $1.5 million in the nine months to date. Repayment of notes payable during the year totaled $3.8 million. Cash provided by financing activities totaled $60.0 million in the prior year on the issuance of share capital and notes payable.

The Corporation believes the revolving facility is sufficient to fund short term working capital requirements. The Corporation expects to maintain sufficient inventory levels to meet customer requirements, provided rail service remains adequate.

The Corporation continues to work with independent financial advisors in order to obtain appropriate long term financing solutions which may include an asset-based revolving facility to finance working capital and traditional debt or equity financing for capital programs.

The Corporation does not hold any long term debt and there were no off-balance sheet financing structures in place at December 31, 2005. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $5.3 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. Under the current agreement, no further payments are required this fiscal year.

Outlook

Operations

In the first five weeks of the fourth quarter of 2006, the Corporation's metallurgical coal sales volumes have nearly matched metallurgical coal sales volumes for all of the third quarter. Based on the current vessel schedule, the Corporation continues to anticipate total sales volumes of 1 million tonnes in the current year.

As the strip ratio in the surface mine declines and continuing productivity improvements are achieved, underground coal production increases as a result of depillaring and more coal is cleaned through the processing facilities, the per tonne cost of coal produced will decline. The Corporation has already begun depillaring of the underground mine and continues to make progress through the high strip ratio period in the surface mine. A significant drop in the strip ratio of the surface mine is expected over the course of the next fiscal year.

The Corporation relies on the railway to transport inventory to the ports. To date, rail service has been adequate; however continuing increases in rail shipments are needed to meet customer requirements.

Grande Cache Coal anticipates the capacity to reach an annualized production rate of approximately 2.0 million tonnes during fiscal 2007. Actual production for next fiscal year will be matched to committed sales volumes.

During the fourth quarter, Grande Cache Coal has acquired coal leases from the Alberta Government covering an additional 3,216 hectares in the Smoky River Coalfield. Evaluation of the coal resources contained within these and other lease areas held by the Corporation is ongoing.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Trial shipments with new customers are ongoing.

Contract negotiations for the upcoming coal year are currently underway. The Corporation will provide further information on coal sales for fiscal 2007 once a majority of contracts are settled and prices are established. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

Sustaining and continued refurbishment capital expenditures continue to be estimated at $10 million in the 2006 fiscal year. In addition, the Corporation anticipates spending approximately $10 million on capital additions and a drilling program in the current fiscal year.

Grande Cache Coal has identified opportunities for capital spending that could result in improvements to the Corporation's cost structure and these are currently being assessed and prioritized. Options available for financing capital expenditures include traditional debt financing, capital or operating lease arrangements, equipment manufacturer's financing, customer financing or a transaction in the equity market.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at February 10, 2006, there were 40,768,688 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	341,669	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	75,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
Total	1,553,334	589,169	$2.73	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

File No. 82-34802

SEC MAIL PROCESSING RECEIVED MAR 2 2 2006 WASH. D.C. 20549

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	September 30 2005 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 5,004	$ 35,455
Restricted cash (note 2)	5,831	9,666
Accounts receivable and prepaid expenses	5,829	4,954
Inventory (note 3)	11,020	10,838
	27,684	60,913
Deposit for future reclamation expenditures	82	82
Mineral properties and development	21,468	18,450
Buildings and equipment	28,995	20,775
	$ 78,229	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 15,591	$ 14,302
Notes payable (note 4)	-	3,647
	15,591	17,949
Asset retirement obligations (note 5)	3,280	2,338
	18,871	20,287
Shareholders' Equity		
Share capital (note 6)	101,686	99,751
Contributed surplus	1,388	1,275
Deficit	(43,716)	(21,093)
	59,358	79,933
	$ 78,229	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Loss and Deficit

(thousands of Canadian dollars, except per share amounts)

	Three months ended September 30 2005 (Unaudited)	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2005 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Revenue				
Sales	$ **34,521**	$ -	$ **43,922**	$ -
Interest and other	**104**	246	**360**	383
	34,625	246	**44,282**	383
Expenses				
Cost of product sold	**33,192**	-	**50,274**	-
Distribution	**8,827**	-	**11,730**	-
General and administrative	**1,565**	2,429	**2,903**	3,026
Interest and other	**152**	45	**152**	69
Depreciation, depletion and accretion	**1,094**	17	**1,524**	26
	44,830	2,491	**66,583**	3,121
	(10,205)	(2,245)	**(22,301)**	(2,738)
Taxes	**(257)**	-	**(322)**	-
Net loss	**(10,462)**	(2,245)	**(22,623)**	(2,738)
Deficit, beginning of period	**(33,254)**	(2,647)	**(21,093)**	(2,154)
Deficit, end of period	$ **(43,716)**	$ (4,892)	$ **(43,716)**	$ (4,892)
Net loss per share (note 7)				
Basic and diluted	$ **(0.26)**	$ (0.06)	$ **(0.56)**	$ (0.09)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended September 30 2005 (Unaudited)	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2005 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Cash provided by (used for)				
Operating activities				
Net loss	$ **(10,462)**	$ (2,245)	$ **(22,623)**	$ (2,738)
Items not affecting cash				
Stock-based compensation (note 8)	**204**	320	**522**	405
Unrealized foreign exchange loss	**71**	(39)	**275**	(39)
Depreciation, depletion and accretion	**1,094**	17	**1,524**	26
	(9,093)	(1,947)	**(20,302)**	(2,346)
Net change in non-cash working capital relating to operating activities	**9,709**	1,288	**2,051**	1,074
	616	(659)	**(18,251)**	(1,272)
Financing activities				
Proceeds on issuance of share capital (note 6)	**268**	1,751	**1,528**	58,951
Proceeds on issuance of notes payable (note 4)	**-**	-	**-**	5,335
Repayment of notes payable (note 4)	**(1,423)**	-	**(3,752)**	-
Share issuance costs	**(1)**	(48)	**(1)**	(3,601)
Net change in non-cash working capital relating to financing activities	**145**	(18)	**145**	(197)
	(1,011)	1,685	**(2,080)**	60,488
Investing activities				
Additions to mineral properties and development	**(2,021)**	(2,139)	**(3,266)**	(2,452)
Additions to buildings and equipment	**(3,227)**	(6,416)	**(8,915)**	(8,130)
Restricted cash (note 2)	**2,875**	(9,657)	**3,808**	(9,998)
Net change in non-cash working capital relating to investing activities	**(693)**	1,255	**(1,605)**	1,833
	(3,066)	(16,957)	**(9,978)**	(18,747)
Effect of foreign exchange on cash and cash equivalents	**(71)**	(129)	**(142)**	(129)
(Decrease) increase in cash and cash equivalents	**(3,532)**	(16,060)	**(30,451)**	40,340
Cash and cash equivalents, beginning of period	**8,536**	56,737	**35,455**	337
Cash and cash equivalents, end of period	$ **5,004**	$ 40,677	$ **5,004**	$ 40,677

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,319 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $512 were provided to service providers. The cash secured letter of credit outstanding as security for the notes payable was cancelled during the quarter and restricted cash of $2,875 was released.

3. Inventory

	September 30 2005	March 31 2005
Coal inventory	$ 10,150	$ 10,478
Materials inventory	870	360
Total	$ 11,020	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,280 as at September 30, 2005, based on a total future liability of $6,975. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Six months ended September 30 2005
Balance – March 31, 2005	$	2,338
Increase in liability		853
Accretion expense		89
Balance – September 30, 2005	$	3,280

6. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Shares issued on exercise of options	133		415
Balance – September 30, 2005	40,752		108,734
Less: Share issuance costs			7,048
		$	101,686

In the first quarter of 2006, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

During the second quarter of 2006, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus.

(thousands of Canadian dollars, except per share amounts)

7. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended September 30 2005	Three months ended September 30 2004	Six months ended September 30 2005	Six months ended September 30 2004
Weighted average shares outstanding – basic and diluted	40,678	36,864	40,556	29,689
Net loss	$ (10,462)	$ (2,245)	$ (22,623)	$ (2,738)
Net loss per share:				
Basic and diluted	$ (0.26)	$ (0.06)	$ (0.56)	$ (0.09)

8. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $204 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $522.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common share options are subject to a two year vesting period.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$	2.61
Granted	55		9.08
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2005	1,860	$	2.80
Granted	-		-
Cancelled	(131)		4.08
Exercised	(133)		2.01
Outstanding – September 30, 2005	1,596	$	2.87

Details of the share options exercisable at September 30, 2005 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	358	$	1.00
	163		3.70
	75		11.56
	30		9.08
	626	$	3.35

Of the share options outstanding, 1,467 thousand options expire in 2009 and the remaining 260 thousand share options expire in 2010.

9. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To September 30, 2005, U.S.$4.7 million in progress payments have been paid. Under the current agreement, no further payments are required this fiscal year.

10. Subsequent Events

Options to purchase 125,000 common shares at an exercise price of $4.50 were granted to employees of the Corporation under the Corporation's share option plan on October 17, 2005. The options have a five year term and are subject to a two year vesting period. On October 15, 2005, 108,334 options to purchase common shares were cancelled.

In October 2005, due to a temporary build-up of inventory, the Corporation received short-term financing from a member of the Board of Directors in the amount of $5 million. The loan is secured by coal inventory at port. The loan is interest bearing at 8% per annum and repayable 2 months from the date of receipt.

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2005, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of November 8, 2005.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	September 30 2005	March 31 2005
Balance Sheet		
Total assets	**78.2**	100.2
Long-term liabilities	**3.3**	2.3
Shareholders' equity	**59.4**	79.9

(millions of dollars, except per share amounts)	Three months ended September 30 2005	Three months ended September 30 2004	Six months ended September 30 2005	Six months ended September 30 2004
Income Statement				
Revenue	**34.6**	0.2	**44.3**	0.4
Cost of sales	**42.0**	-	**62.0**	-
Net loss	**(10.5)**	(2.2)	**(22.6)**	(2.7)
Basic and diluted net loss per share	**(0.26)**	(0.06)	**(0.56)**	(0.09)

(millions, except per tonne amounts)	Three months ended September 30 2005	Three months ended September 30 2004	Six months ended September 30 2005	Six months ended September 30 2004
Statistics				
Clean coal production	**0.3**	-	**0.5**	-
Coal sales	**0.4**	-	**0.5**	-
Average sales price ($/tonne)	**90**	-	**88**	-
Average cost of sales ($/tonne)	**109**	-	**124**	-
Average cost of production ($/tonne)	**104**	-	**107**	-

Revenue

Grande Cache Coal earned revenue of $34.5 million on 0.4 million tonnes of coal sales in the quarter ended September 30, 2005. The average realized price of $90 per tonne in the quarter includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Year to date, $43.9 million of revenue was earned on 0.5 million tonnes of coal sold.

The average sales price achieved in the quarter on U.S. dollar denominated sales was U.S.$81 per tonne while the year to date average U.S. dollar sales price was U.S.$77 per tonne. During the second quarter, the Corporation began coal sales under the 2006 contracted prices; however the average price was impacted by delivery of some carryover tonnage from 2005 contracts. The Corporation had no sales revenue in the first six months of 2005, as coal shipments had not yet begun.

Interest and other revenue of $0.1 million in the second quarter of 2006 consisted primarily of interest earned on short term investments, compared to $0.2 million in 2005. Year to date interest and other revenue was $0.4 million in both the current year and in 2005.

Cost of sales

Total cost of sales for the quarter was $42.0 million or $109 per tonne. This consisted of cost of product sold of $33.2 million ($86 per tonne) and distribution costs of $8.8 million ($23 per tonne). Year to date cost of sales totals $62.0 million or $124 per tonne.

Cost of product sold and cost of coal produced in the first and second quarters appear disjointed due to a drawdown in inventory over the second quarter and accounting requirements for inventory valuation. As inventory is recorded on the balance sheet at the lower of average production cost and net realizable value, coal inventory due to be sold at carryover contract prices at the end of the first quarter was subject to valuation ceilings. The result was an inventory write-down in the first quarter and a corresponding reduction in cost of product sold in the second quarter. Average cost of coal produced in the second quarter was $104 per tonne and year to date was $107 per tonne. As of the balance sheet date of September 30, 2005, metallurgical coal inventory has been valued at average production cost.

In order to gain a better understanding of the Corporation's cost structure, it should be noted that although the average cost of coal produced year to date is $107 per tonne, there were only two months where the overall cost of production was in excess of $100 per tonne. The months of June and July were higher cost months for three significant reasons. First, as discussed after the first quarter, the extremely wet weather in June led to particularly difficult mining conditions and higher production costs in both mines. Also as disclosed following the first quarter, the operations completed a vacation and maintenance shutdown of the underground mine and process plant during the month of July, which as to be expected, resulted in higher than normal costs for the operations.

The third and most significant factor is that over the months of June and July the surface mining operations experienced the highest strip ratios year to date. During these two months and the month of May, the strip ratio was in excess of 12:1. In months where the surface mining strip ratio is lower and more raw coal is released for every tonne of total material moved, production costs are lower even though strip ratios to date have remained in excess of the life of 12S B2 mine average of 8:1. The average year to date strip ratio exceeds 11:1. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. As the strip ratio falls over the remaining life of the 12S B2 mine, production costs per tonne of coal will also fall markedly.

In the underground mine, per tonne production costs were highest in the month of July due to the maintenance and vacation shutdown. Throughout the year, production costs from the underground mine have been reasonable when taking into account development work underway in the mine and the equipment delivery delays experienced by the

Corporation. Once the delayed roof bolter is commissioned and later this year when depillaring begins, the volume of raw coal produced from the underground mine will increase and per tonne costs of production will fall.

The Corporation has maintained a focus on working with the surface mine contractor to implement cost reduction and productivity improvements in the surface mine, and continues to seek cost reduction opportunities across the entire operation. The record high costs of diesel fuel and natural gas are beyond the Corporation's control, but steps to reduce reliance on natural gas are under investigation. The competitive atmosphere across the Canadian resource industry for the services of skilled trades, consultants, contractors and equipment and service providers has also continued to contribute to the high costs experienced by the Corporation.

Other Expenses

General and administrative expenses were $1.6 million during the second quarter of 2006, a decrease of $0.8 million from the same quarter last year. The large decrease is mainly due to high costs of the initial start up of operations in 2005 such as internal labour, equipment rentals and other miscellaneous supplies that were not capitalized. Year to date general and administrative expenses were $2.9 million compared to $3.0 million for the same period last year. General and administrative expenses incurred consisted of customary overhead charges, including non-cash charges of $0.2 million in the quarter and $0.5 million year to date for stock-based compensation. Foreign exchange losses in the second quarter were $0.5 million and totaled $0.4 million year to date.

Depreciation, depletion and accretion charges rose to $1.1 million for the quarter compared to $0.1 million in the previous year. Year to date charges were $1.5 million compared to $0.1 million for the same period in 2005. The increases in depreciation, depletion and accretion from prior years are directly due to the commencement of production in the later portion of fiscal 2005.

Liquidity and Capital Resources

As at September 30, 2005, the Corporation had cash and cash equivalents of $5.0 million. During the second quarter, the Corporation's cash position declined $3.5 million from $8.5 million at June 30, 2005, compared to a cash use of $16.1 million in the second quarter of the prior year. The Corporation's cash position declined $30.5 million in the first six months of the fiscal year from $35.5 million at March 31, 2005.

Investing activities accounted for a cash use of $3.1 million in the quarter, compared to $17.0 million in the prior year. Investing activities in the second quarter included asset additions of $5.0 million and a reduction in restricted cash of $2.9 million. Year to date investing activities resulted in a cash use of $10.0 million, compared to $18.7 million in the same period of 2005.

Cash generated in operating activities was $0.6 million in the second quarter, while year to date operating activities resulted in a cash use of $18.3 million. Operating activities resulted in a cash use of $1.3 million in the six months to September 30, 2004, prior to the beginning of commercial operations. The Corporation's net loss of $10.5 million in the second quarter of 2006 included non-cash charges of $1.4 million and was also offset by a change in non-cash working capital of $9.7 million driven largely by the $9.2 million drawdown of coal inventory during the quarter.

Financing activities resulted in a cash use of $1.0 million in the quarter and $2.1 million year to date. Repayments of notes payable were completed in the second quarter for $1.4 million and $3.8 million year to date. Proceeds on issuance of share capital were $1.5 million in the six months to date. Cash provided by financing activities totaled $60.5 million in the prior year due to issuance of share capital and notes payable.

At September 30, 2005, the Corporation had hired independent financial advisors to assist the company in addressing short and long term financing requirements. Delays in sales and the resulting inventory build-up may

lead to temporary cash needs. In order to finance any inventory build-ups that occur, the Corporation is assessing the availability of alternatives such as asset-based lending as well as more traditional debt financing.

In October 2005, to finance a temporary build-up of inventory, the Corporation received a short-term loan from a related party in the amount of $5 million. The loan is secured by coal inventory at port. The loan is interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The Corporation expects to maintain sufficient inventory levels to meet customer requirements. As sales volumes increase in future periods, the Corporation will generate sufficient cash to cover working capital requirements.

The Corporation does not hold any long term debt and there were no off-balance sheet financing structures in place at September 30, 2005. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $5.3 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. Under the current agreement, no further payments are required this fiscal year.

Outlook

Operations

The delay in shipments being experienced across the seaborne metallurgical coal industry makes the prediction of future coal shipments difficult. As the timing of shipments, and thus coal sales, is initiated by customers Grande Cache Coal will undertake production schedule adjustments to manage inventory levels. Due to the ongoing delay of some customers and the resulting uncertainty regarding the timing of sales, the Corporation now expects sales for the fiscal year to be 1.0 million tonnes. Rail service has remained sufficient to date to allow the Corporation to maintain adequate levels of inventory at the port.

The sales volume in the second half of the fiscal year will have a significant impact on average cost of sales for the year. Unit costs are highly sensitive to sales volumes. Given the reduction in sales volume expectations for the current fiscal year, the previously provided unit cost guidance of an $80 per tonne average cost of sales for the fiscal year is not accurate. If sales total 1.0 million tonnes in this fiscal year, cost of sales is anticipated to be approximately $105 per tonne for the last half of the year.

As sales and production levels increase, the unit cost of coal production will fall significantly. The Corporation continues to progress through the high strip ratio period in the surface mine and continues to advance towards the depillaring phase of the underground mine. As the strip ratio in the surface mine declines, underground coal production increases as a result of depillaring and more coal is cleaned through the processing facilities, the production costs per tonne will decline.

As production schedules will be adjusted to match the timing of sales and manage inventory levels, this would also impact the timing of the Corporation's progression through the high strip ratio period in the surface mine. However, any delays would be temporary and the Corporation still anticipates the ability to reach an annualized production rate of approximately 2.0 million tonnes during fiscal 2007, as sales commitments allow. At a 2.0 million tonne per year production rate, a cost of sales of approximately $80 per tonne is anticipated.

Metallurgical Coal Markets

The Corporation remains focused on diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Trial cargos continue to be pursued with new customers, and those undertaken in the second quarter were successful.

The global demand for metallurgical coking coal is expected to remain robust in the medium to long term. The worldwide supply of metallurgical coal remains tight and new production has been slow to increase supply. Despite some recent reductions in steel production, it is believed this is a temporary situation as producers reduce inventory levels, and the outlook for steel production remains strong. The current slow down in coal shipment schedules being experienced across the industry as negotiations for the new contract year approach is believed to be a temporary situation brought on by excess purchases early in the coal year. Once customer inventories are reduced, shipments are expected to resume at normal levels.

Capital Expenditures

Sustaining and continued refurbishment capital expenditures continue to be estimated at $10 million in the 2006 fiscal year. The Corporation currently anticipates spending approximately $10 to 12 million on capital additions in the current fiscal year, $6 million of which has been spent to date on equipment deposits. Options available for financing the purchase of equipment include traditional debt financing, capital or operating lease arrangements, equipment manufacturer's financing, customer financing or a transaction in the equity market.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at November 8, 2005, there were 40,768,688 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	341,669	$1.00	March 21, 2009
	175,000	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	145,000	75,000	$11.56	March 15, 2010
	55,000	30,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
Total	1,595,834	609,169	$2.87	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION REACHES MILESTONE BY SHIPPING ONE MILLION TONNES OF METALLURGICAL COAL SINCE INCEPTION

Calgary, Alberta, March 15, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today that it has sold one million tonnes of metallurgical coal since its shipments began in November 2004. The one millionth tonne was loaded onto a Nippon Steel Corporation vessel on March 13, 2006, by Westshore Terminals Ltd. at Roberts Bank, British Columbia. The one million tonnes of metallurgical coal does not include any thermal coal sold by Grande Cache Coal to an adjacent power facility.

"This is an important milestone for Grande Cache Coal as we continue to build a viable, sustainable, long-term mining operation" said Robert Stan, President and Chief Executive Officer. "The first one million tonnes provides us with a solid foundation to build on as we pursue market share growth and customer diversification which will result in an increase in shareholder value" continued Mr. Stan.

This shipment of metallurgical coal brings the total of all coal products sold during Grande Cache Coal's fiscal year to date to over 900,000 tonnes, which is in line with the Corporation's sales guidance of approximately 1 million tonnes for the fiscal year ended March 31, 2006.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a long-term mining operation which produces metallurgical coal for the export market from coal leases covering over 18,200 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS

Calgary, Alberta, February 13, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three and nine months ended December 31, 2005.

- During the third quarter, sales volumes of 0.2 million tonnes resulted in revenue of $19.2 million at an average sales price of $106 per tonne. Metallurgical coal accounted for 74% of sales volume in the quarter at an average price of $136 per tonne or U.S.$116 per tonne. As anticipated, export sales during the quarter were low due to delayed customer shipments; however the Corporation remains on track to sell 1 million tonnes of coal this fiscal year.

- The cost of coal produced declined $5 per tonne from the previous quarter to $99 per tonne, despite rising natural gas and electricity costs and production levels that were controlled due to low sales volumes.

- As a result of continued improvements, the Corporation's net loss for the third quarter of 2006 was reduced to $6.9 million. Year to date, the net loss was $29.5 million.

- Grande Cache Coal is maintaining a focus on diversification of the Corporation's customer base and will continue to align production with customer shipments. These efforts are necessary to maximize the long-term profitability of the Corporation.

Productivity Update

- Grande Cache Coal is pleased to announce that depillaring operations have begun in the underground mine which are anticipated to result in substantial increases in productivity from the underground operation. The resulting increase in coal volume and related fall in production costs per tonne are expected to begin in the fourth quarter, with the greatest impact occurring in the next fiscal year.

- The Corporation continues to work closely with the surface mining contractor to achieve productivity improvements in the surface mining operation. 6.6 million bank cubic meters of waste material was moved during the first nine months of the fiscal year. As Grande Cache Coal progresses along its surface mining plan it is anticipated that the strip ratio will continue to decline allowing for increased coal production and a corresponding reduction in per tonne costs.

"We believe that fourth quarter shipments will continue at levels sufficient for us to sell 1 million tonnes of coal this fiscal year," said Robert Stan, President and Chief Executive Officer. "Ongoing productivity improvements are also positive signs. We are pleased to have commenced depillaring in our underground mine."

"Our market diversification efforts are continuing and we are encouraged about future prospects," said Robert Stan. "Negotiations for next year's contracts are underway and we are working diligently to secure tonnage and price commitments from existing and new customers."

"As previously announced, Grande Cache Coal recently acquired an additional 3,216 hectares of coal leases in the Smoky River Coalfield from the Alberta Government. Evaluation of the coal resources contained within these and other lease areas held by the Corporation is ongoing."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended December 31, 2005, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of February 10, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	**December 31 2005**	**March 31 2005**
Balance Sheet		
Total assets	**87.7**	100.2
Long-term liabilities	**3.3**	2.3
Shareholders' equity	**52.6**	79.9

(millions of dollars, except per share amounts)	**Three months ended December 31 2005**	**Three months ended December 31 2004**	**Nine months ended December 31 2005**	**Nine months ended December 31 2004**
Income Statement				
Revenue	**19.3**	5.1	**63.6**	5.5
Cost of sales	**23.6**	10.0	**85.6**	10.0
Net loss	**(6.9)**	(6.0)	**(29.5)**	(8.7)
Basic and diluted net loss per share	**(0.17)**	(0.16)	**(0.73)**	(0.27)

(millions, except per tonne amounts)	**Three months ended December 31 2005**	**Three months ended December 31 2004**	**Nine months ended December 31 2005**	**Nine months ended December 31 2004**
Statistics				
Clean coal production	**0.2**	0.2	**0.7**	0.2
Coal sales	**0.2**	0.1	**0.7**	0.1
Average sales price ($/tonne)	**106**	59	**93**	59
Average cost of sales ($/tonne)	**130**	121	**125**	121
Average cost of production ($/tonne)	**99**	87	**104**	87

Revenue

Grande Cache Coal earned revenue of $19.2 million on 0.2 million tonnes of coal sales in the third quarter of 2006 compared with revenue of $4.9 million on 0.1 million tonnes of coal sales in 2005. The average realized price was $106 per tonne in the quarter, compared to $59 per tonne in the prior year. Year to date the average realized sales price of $93 per tonne includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Year to date, revenue of $63.1 million was earned on 0.7 million tonnes of coal sold compared to $4.9 million on 0.1 million tonnes of coal sold in 2005.

The average sales price achieved in the third quarter on U.S. dollar denominated metallurgical coal sales was U.S.$116 per tonne while the year to date average U.S. dollar sales price was U.S.$85 per tonne. Coal shipments began during the comparable quarter of fiscal 2005, at an average price of U.S.$67 per tonne.

Interest and other revenue of $0.1 million in the third quarter of 2006 consisted primarily of interest earned on short term investments, compared to $0.2 million in 2005. Year to date interest and other revenue was $0.4 million compared to $0.6 million in 2005.

Production Costs and Cost of Sales

The cost of clean coal produced at Grande Cache Coal's mining operations in the quarter was $99 per tonne, down from $104 per tonne in the second quarter and $110 per tonne in the first quarter. The average cost of coal produced year to date was $104 per tonne.

Due to the sales delays experienced during the third quarter, the Corporation undertook inventory control measures including short-term vacation and maintenance shutdowns. These events had the impact of temporarily increasing production costs per tonne as coal production levels were reduced. Despite this effect, production costs for the quarter declined from prior periods in both the surface and underground mines, offset partially by increased processing plant charges due largely to increased electricity rates and natural gas costs. Over the course of the third quarter, coal inventory increased by $5.8 million.

Strip ratios in the surface mine were just under 10:1 in the third quarter of 2006, with the temporary shutdowns slowing progress through the high strip ratio area of the mine. The strip ratio over the life of 12S B2 surface mine is anticipated to average 8:1, while year to date the strip ratio has averaged 11:1. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. As the strip ratio falls over the remaining life of the 12S B2 mine, production costs per tonne of coal are expected to also fall markedly.

The strip ratio in the third quarter of the previous fiscal year was 5:1 due to a volume of low quality coal that was readily available upon startup of the surface mine. The cost of production of $87 per tonne during the startup in fiscal 2005 was due to this low strip ratio, offset by poor productivity as the operation realized its first coal production.

Production volumes in the Corporation's underground mine increased in the third quarter resulting in a decline in per tonne production costs.

The Corporation's cost of sales fluctuates significantly with quarterly sales volumes. The cost of production is more indicative of the Corporation's operations, although due to the volume based nature of mining it is also impacted by changes in clean coal production volumes due to the large proportion of fixed costs in mining operations.

Total cost of sales for the quarter was $23.6 million or $130 per tonne. The cost of sales consists of cost of product sold of $20.4 million and distribution costs of $3.2 million. Year to date cost of sales totals $85.6 million or $125 per tonne. The cost of sales per tonne was significantly impacted by sales volumes experienced in the quarter, which were low due to delays in customer vessel arrivals. However, as sales volumes continue to rise, cost of sales per tonne are expected to fall.

The higher than normal proportion of thermal coal sold during the quarter has a substantial impact on the distribution cost per tonne. As the proportion of thermal coal sales increases, the impact on distribution cost per tonne is favorable. The distribution cost of metallurgical coal was $23 per tonne in the quarter.

The Corporation has maintained a focus on cost reduction opportunities across the entire operation.

Other Expenses

General and administrative expenses were $1.1 million during the third quarter of 2006, compared to $0.9 million for the same quarter last year. Year to date general and administrative expenses were $4.0 million compared to $3.9 million for the same period last year. General and administrative expenses incurred consisted of customary overhead charges, including non-cash charges of $0.1 million in the quarter and $0.6 million year to date for stock-based compensation. Foreign exchange losses totaled $0.3 million year to date compared to $0.1 million in the prior year.

Depreciation, depletion and accretion charges were $1.1 million for the quarter compared to $0.1 million in the previous year. Year to date charges were $2.6 million compared to $0.2 million for the same period in 2005, due to the increase in production in the current year.

Liquidity and Capital Resources

As at December 31, 2005, the Corporation had cash and cash equivalents of $2.4 million. During the third quarter, the Corporation's cash position declined $2.6 million from $5.0 million at September 30, 2005, compared to a cash use of $19.6 million in the third quarter of the prior year. The Corporation's cash position declined $33.0 million in the nine months to December 31, 2005, from $35.5 million at March 31, 2005.

Investing activities accounted for a cash use of $3.3 million in the quarter, compared to $12.0 million in the prior year. Investing activities in the third quarter included asset additions of $3.2 million and an addition to restricted cash of $0.2 million. Year to date investing activities resulted in a cash use of $13.3 million, compared to $30.7 million in the same period of 2005.

Cash used in operating activities was $19.2 million in the third quarter, while year to date operating activities resulted in a cash use of $37.4 million. The most significant factor in the quarter was a $13.5 million change in non-cash working capital due to a $6.5 million increase in inventory, as well as an increase in accounts receivable and prepaid expenses of $3.2 million and a $3.8 million decrease in accounts payable. Operating activities resulted in a cash use of $8.3 million in the nine months to December 31, 2004.

Financing activities generated cash of $20.0 million in the quarter and $17.9 million year to date. During the third quarter, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. The facility is secured by a general security agreement and has a maturity date of April 8, 2006, subject to a two month extension option. Interest is payable monthly at a rate of prime plus 2% per annum. The credit facility financed the retirement of a $5 million short-term loan the Corporation received from a related party in October 2005 and is being used to finance the Corporation's working capital.

Proceeds on issuance of share capital were $1.5 million in the nine months to date. Repayment of notes payable during the year totaled $3.8 million. Cash provided by financing activities totaled $60.0 million in the prior year on the issuance of share capital and notes payable.

The Corporation believes the revolving facility is sufficient to fund short term working capital requirements. The Corporation expects to maintain sufficient inventory levels to meet customer requirements, provided rail service remains adequate.

The Corporation continues to work with independent financial advisors in order to obtain appropriate long term financing solutions which may include an asset-based revolving facility to finance working capital and traditional debt or equity financing for capital programs.

The Corporation does not hold any long term debt and there were no off-balance sheet financing structures in place at December 31, 2005. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $5.3 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. Under the current agreement, no further payments are required this fiscal year.

Outlook

Operations

In the first five weeks of the fourth quarter of 2006, the Corporation's metallurgical coal sales volumes have nearly matched metallurgical coal sales volumes for all of the third quarter. Based on the current vessel schedule, the Corporation continues to anticipate total sales volumes of 1 million tonnes in the current year.

As the strip ratio in the surface mine declines and continuing productivity improvements are achieved, underground coal production increases as a result of depillaring and more coal is cleaned through the processing facilities, the per tonne cost of coal produced will decline. The Corporation has already begun depillaring of the underground mine and continues to make progress through the high strip ratio period in the surface mine. A significant drop in the strip ratio of the surface mine is expected over the course of the next fiscal year.

The Corporation relies on the railway to transport inventory to the ports. To date, rail service has been adequate; however continuing increases in rail shipments are needed to meet customer requirements.

Grande Cache Coal anticipates the capacity to reach an annualized production rate of approximately 2.0 million tonnes during fiscal 2007. Actual production for next fiscal year will be matched to committed sales volumes.

During the fourth quarter, Grande Cache Coal has acquired coal leases from the Alberta Government covering an additional 3,216 hectares in the Smoky River Coalfield. Evaluation of the coal resources contained within these and other lease areas held by the Corporation is ongoing.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Trial shipments with new customers are ongoing.

Contract negotiations for the upcoming coal year are currently underway. The Corporation will provide further information on coal sales for fiscal 2007 once a majority of contracts are settled and prices are established. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

Sustaining and continued refurbishment capital expenditures continue to be estimated at $10 million in the 2006 fiscal year. In addition, the Corporation anticipates spending approximately $10 million on capital additions and a drilling program in the current fiscal year.

Grande Cache Coal has identified opportunities for capital spending that could result in improvements to the Corporation's cost structure and these are currently being assessed and prioritized. Options available for financing capital expenditures include traditional debt financing, capital or operating lease arrangements, equipment manufacturer's financing, customer financing or a transaction in the equity market.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at February 10, 2006, there were 40,768,688 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	341,669	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	75,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
Total	1,553,334	589,169	$2.73	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation

Consolidated Balance Sheets

(thousands of Canadian dollars)

	December 31 2005 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 2,447	$ 35,455
Restricted cash (note 2)	6,031	9,666
Accounts receivable and prepaid expenses	9,096	4,954
Inventory (note 3)	17,486	10,838
	35,060	60,913
Deposit for future reclamation expenditures	82	82
Mineral properties and development	21,670	18,450
Buildings and equipment	30,876	20,775
	$ 87,688	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,794	$ 14,302
Notes payable (note 4)	-	3,647
Revolving and term debt (note 5)	20,000	-
	31,794	17,949
Asset retirement obligations (note 6)	3,334	2,338
	35,128	20,287
Shareholders' Equity		
Share capital (note 7)	101,715	99,751
Contributed surplus	1,436	1,275
Deficit	(50,591)	(21,093)
	52,560	79,933
	$ 87,688	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

	Three months ended December 31 2005 (Unaudited)	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2005 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Revenue				
Sales	$ **19,213**	$ 4,887	$ **63,135**	$ 4,887
Interest and other	**71**	231	**431**	614
	19,284	5,118	**63,566**	5,501
Expenses				
Cost of product sold	**20,358**	8,456	**70,632**	8,456
Distribution	**3,194**	1,555	**14,924**	1,555
General and administrative	**1,144**	875	**4,047**	3,901
Interest and other	**240**	31	**392**	100
Depreciation, depletion and accretion	**1,064**	142	**2,588**	168
	26,000	11,059	**92,583**	14,180
	(6,716)	(5,941)	**(29,017)**	(8,679)
Taxes	**(159)**	(33)	**(481)**	(33)
Net loss	**(6,875)**	(5,974)	**(29,498)**	(8,712)
Deficit, beginning of period	**(43,716)**	(4,892)	**(21,093)**	(2,154)
Deficit, end of period	$ **(50,591)**	$ (10,866)	$ **(50,591)**	$ (10,866)
Net loss per share (note 8)				
Basic and diluted	$ **(0.17)**	$ (0.16)	$ **(0.73)**	$ (0.27)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended December 31 2005 (Unaudited)	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2005 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Cash provided by (used for)				
Operating activities				
Net loss	$ **(6,875)**	$ (5,974)	$ **(29,498)**	$ (8,712)
Items not affecting cash				
Stock-based compensation (note 9)	**61**	113	**583**	518
Unrealized foreign exchange loss	**87**	(46)	**362**	(85)
Depreciation, depletion and accretion	**1,064**	142	**2,588**	168
	(5,663)	(5,765)	**(25,965)**	(8,111)
Net change in non-cash working capital relating to operating activities	**(13,508)**	(1,277)	**(11,457)**	(203)
	(19,171)	(7,042)	**(37,422)**	(8,314)
Financing activities				
Proceeds on issuance of share capital (note 7)	**17**	134	**1,545**	59,085
Proceeds on revolving and term debt (note 5)	**20,000**	-	**20,000**	-
Proceeds on issuance of notes payable (note 4)	**-**	-	**-**	5,335
Repayment of notes payable (note 4)	**-**	(630)	**(3,752)**	(630)
Share issuance costs	**-**	-	**(1)**	(3,601)
Net change in non-cash working capital relating to financing activities	**-**	-	**145**	(197)
	20,017	(496)	**17,937**	59,992
Investing activities				
Additions to mineral properties and development	**(936)**	(6,573)	**(4,202)**	(9,025)
Additions to buildings and equipment	**(2,262)**	(5,825)	**(11,177)**	(13,955)
Restricted cash (note 2)	**(200)**	137	**3,608**	(9,861)
Net change in non-cash working capital relating to investing activities	**82**	268	**(1,523)**	2,101
	(3,316)	(11,993)	**(13,294)**	(30,740)
Effect of foreign exchange on cash and cash equivalents	**(87)**	(93)	**(229)**	(222)
(Decrease) increase in cash and cash equivalents	**(2,557)**	(19,624)	**(33,008)**	20,716
Cash and cash equivalents, beginning of period	**5,004**	40,677	**35,455**	337
Cash and cash equivalents, end of period	$ **2,447**	$ 21,053	$ **2,447**	$ 21,053

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,319 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $712 were provided to service providers. The cash secured letter of credit outstanding as security for the notes payable was cancelled during the second quarter and restricted cash of $2,875 was released.

3. Inventory

	December 31 2005	March 31 2005
Coal inventory	$ 15,958	$ 10,478
Materials inventory	1,528	360
Total	$ 17,486	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Revolving and term debt

The Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facility is secured by a general security agreement and has a maturity date of April 8, 2006, subject to a two month extension option.

The credit facility has financed the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006 and is being used to finance the Corporation's working capital.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,334 as at December 31, 2005, based on a total future liability of $6,975. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Nine months ended December 31 2005
Balance – March 31, 2005	$	2,338
Increase in liability		853
Accretion expense		143
Balance – December 31, 2005	$	3,334

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Shares issued on exercise of options	150		444
Balance – December 31, 2005	40,769		108,763
Less: Share issuance costs			7,048
		$	101,715

In the first quarter of 2006, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

During the second quarter of 2006, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus.

During the third quarter of 2006, 16 thousand share options were exercised for cash proceeds of $17. On exercise of these options, $12 was credited to share capital from contributed surplus.

(thousands of Canadian dollars, except per share amounts)

8. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended December 31 2005	Three months ended December 31 2004	Nine months ended December 31 2005	Nine months ended December 31 2004
Weighted average shares outstanding – basic and diluted	40,767	37,161	40,626	32,189
Net loss	$ (6,875)	$ (5,974)	$ (29,498)	$ (8,712)
Net loss per share:				
Basic and diluted	$ (0.17)	$ (0.16)	$ (0.73)	$ (0.27)

9. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $61 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $583.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common share options are subject to a two year vesting period.

On September 30, 2005, 131 thousand options to purchase common shares were cancelled.

Options to purchase 125 thousand common shares at an exercise price of $4.50 were granted to employees of the Corporation under the Corporation's share option plan on October 17, 2005. The options have a five year term and are subject to a two year vesting period.

On October 15, 2005, 108 thousand options to purchase common shares were cancelled, on December 2, 2005, 23 thousand options to purchase common shares were cancelled and on December 29, 2005, 10 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 61%, risk-free interest rates of 3% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$	2.61
Granted	55		9.08
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2005	1,860	$	2.80
Granted	-		-
Cancelled	(131)		4.08
Exercised	(133)		2.01
Outstanding – September 30, 2005	1,596	$	2.87
Granted	125		4.50
Cancelled	(141)		4.44
Exercised	(16)		1.00
Outstanding – December 31, 2005	1,564	$	2.77

Details of the share options exercisable at December 31, 2005 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	342	$	1.00
	162		3.70
	75		11.56
	20		9.08
	599	$	3.32

Of the share options outstanding, 1,259 thousand options expire in 2009 and the remaining 305 thousand share options expire in 2010.

10. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To December 31, 2005, U.S.$4.7 million in progress payments have been paid. Under the current agreement, no further payments are required this fiscal year.

11. Subsequent Events

On January 13, 2006, 10 thousand options to purchase common shares were cancelled.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO RELEASE FISCAL 2006 THIRD QUARTER RESULTS AND HOST CONFERENCE CALL

Calgary, Alberta, February 9, 2006 - Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") will release its fiscal 2006 third quarter financial results prior to market open on Monday, February 13, 2006. Robert Stan, President and Chief Executive Officer of Grande Cache Coal will host a conference call on Monday, February 13, 2006 at 1:30 p.m. Mountain time (3:30 p.m. Eastern time) to discuss the results and provide an operational update.

To participate in the conference call, please dial 416-340-8010 or 1-866-540-8136 approximately 10 minutes prior to the call. The media are invited to participate in a listen-only mode.

A live and archived audio webcast of the conference call will be available from the Corporation's website at www.gccoal.com. An archived recording of the call will also be available shortly after the completion of the call, through February 27, 2006 by dialling 416-695-5800 or 1-800-408-3053 and entering pass code 3176629#.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES ACQUISITION OF ADDITIONAL COAL LEASES

Calgary, Alberta, February 7, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") announced today that it has acquired an additional 3,216 hectares of coal leases in the Smoky River Coalfield. The majority of the acquired lease area is located in the new No. 12 Mine North development area which has the potential for surface mining operations of low volatile coal. The Corporation believes the majority of the coal in the new area will be coking coal with some significant areas of low ratio PCI coal also included.

Smoky River Coal Limited ("**SRCL**"), a former operator in the Smoky River Coalfield, estimated that as of January 1, 2000, there were in-place geological coal resources in the No. 12 Mine North lease area of approximately 57.0 million tonnes of measured resources, 10.2 million tonnes of indicated resources and 3.3 million tonnes of inferred resources. Of this total, SRCL estimated that demonstrated saleable tonnage could be up to 31 million tonnes at a clean coal strip ratio of less than 7.5 to 1. The Corporation believes the historical estimates are relevant and reliable, however, the estimates are conceptual in nature and there will have to be additional exploration conducted to define a coal resource on the new lease area in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**").

"This is a significant acquisition for Grande Cache Coal" said Robert Stan, President and Chief Executive Officer. "The additional lease area solidifies our position as the sole operator in the Smoky River Coalfield. Based on our examination of historical information, with these additional leases we have acquired control of the last available known resources of interest in the area. We are revising our long range development plans to incorporate the new lease area and to clearly identify a logical and sustainable production plan for both surface and underground mining on the property."

All of the land covered by the new leases area is zoned Category 4 under the Alberta Coal Policy and as such is designated for coal development provided the applicable regulatory approval process is completed. Grande Cache Coal will be working to fully evaluate the coal resources contained in the new leases and intends to file a technical report prepared in accordance with NI 43-101 covering the coal resources as part of such evaluation.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES APPOINTMENT OF DIRECTOR, ENGINEERING AND PLANNING

Calgary, Alberta, December 13, 2005 – Robert Stan, President and CEO of Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") is pleased to announce the appointment of Lloyd E. Metz to the position of Director, Engineering and Planning. Mr. Metz will be responsible for the long term development plans of Grande Cache Coal and for providing senior engineering guidance to current operations. He will be based in Grande Cache Coal's Calgary office and will report to the President and CEO.

Mr. Metz is a University of Alberta mining engineer and is a Registered Professional Engineer. Lloyd has 27 years coal mining experience including extensive mountain mining experience in west central Alberta and south east British Columbia. He joined the Corporation in August 2005 as Grande Cache Coal's Chief Mining Engineer. Prior to joining Grande Cache Coal, Mr. Metz held various senior operating positions with both Luscar Ltd. and Elk Valley Coal Corporation.

"I'm extremely pleased that Lloyd is joining our senior management team" said Robert Stan. "His extensive operations experience combined with his leadership and management skills make him an important member of our team. Lloyd will play a key role in helping Grande Cache Coal develop our future mining plans as we continue to build a sustainable, long term mining operation."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES $20 MILLION DEBT FINANCING

Calgary, Alberta, December 12, 2005 - Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") is pleased to announce that the Corporation has established a $20 million secured credit facility with Brookfield Bridge Lending Fund.

The credit facility consists of a $10 million term facility and a $10 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facility is secured by a general security agreement and has a maturity date of April 8, 2006, subject to a two-month extension option.

The credit facility has financed the retirement of a loan the Corporation received from a related party in October 2005, and will finance Grande Cache Coal's working capital.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES SECOND QUARTER 2006 FINANCIAL RESULTS

Calgary, Alberta, November 10, 2005 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three and six months ended September 30, 2005.

- The Corporation's net loss for the second quarter of 2006 was $10.5 million. Year to date, the net loss was $22.6 million.

- During the second quarter sales levels improved to 0.4 million tonnes resulting in revenue of $35 million at an average sales price of $90 per tonne. Sales during the quarter included shipments at 2006 contracted prices, carryover tonnage from 2005 contracts, trial cargos and some thermal coal sales.

- Productivity improvements in the Corporation's surface mining operation were achieved in September and continued through the month of October. The total material moved in the surface mine in October exceeded any prior period. Production in the underground mine also increased in the month of October reaching its highest level to date. As Grande Cache Coal progresses along its mining plan, the strip ratio will decline in the surface mine and depillaring will begin in the underground mine allowing for further increases in coal production. Due to the volume based nature of mining operations, with an increase in the rate of raw coal release and clean coal production, unit costs will decrease.

- The seaborne metallurgical coal industry has recently been experiencing delays in customer shipments, making it difficult for the Corporation to predict the volume and timing of sales over the remainder of the fiscal year. Due to the uncertainty regarding the timing of shipments to Grande Cache Coal's Asian customers, the Corporation now projects total sales for the fiscal year to be 1.0 million tonnes. At these levels, cost of sales is expected to be approximately $105 per tonne for the next six months. Revenue for the next six months is anticipated to be approximately $123 per tonne.

- These shipment delays would result in carryover tonnage being delivered in fiscal 2007.

- In response to delays in customer shipments, Grande Cache Coal is aligning production with firm market commitments. Efforts to diversify the Corporation's customer base are ongoing and trial cargos have shown positive results.

"We are encouraged by the progress we have made in improving our mining operations through September and October" said Robert Stan, President and Chief Executive Officer. "We are in discussions with our Asian customers concerning shipping schedules for the balance of this fiscal year. The delays in shipments are impacting all producers, but we believe the outlook for the steel industry remains positive in the medium to long term."

Robert Stan continued "We anticipate there will be delays in our shipments through the third and fourth quarters. This is especially disappointing to us considering the progress we have made operationally. The Corporation will take appropriate inventory control measures through this period. We will make production decisions that reflect our confirmed shipping schedules and we remain focused on becoming profitable."

"Our market diversification efforts are showing positive signs and we are encouraged about the future prospects. With the improvements in our production, Grande Cache is able to produce 2.0 million tonnes in our next fiscal year," said Robert Stan. "We are now entering the period when negotiations for next year's contracts take place and we are working diligently to secure tonnage commitments from customers for our 2.0 million tonnes of capacity. At this volume next fiscal year, our cost of sales is projected to be $80 per tonne."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2005, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of November 8, 2005.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	**September 30 2005**	**March 31 2005**
Balance Sheet		
Total assets	**78.2**	100.2
Long-term liabilities	**3.3**	2.3
Shareholders' equity	**59.4**	79.9

(millions of dollars, except per share amounts)	**Three months ended September 30 2005**	**Three months ended September 30 2004**	**Six months ended September 30 2005**	**Six months ended September 30 2004**
Income Statement				
Revenue	**34.6**	0.2	**44.3**	0.4
Cost of sales	**42.0**	-	**62.0**	-
Net loss	**(10.5)**	(2.2)	**(22.6)**	(2.7)
Basic and diluted net loss per share	**(0.26)**	(0.06)	**(0.56)**	(0.09)

(millions, except per tonne amounts)	**Three months ended September 30 2005**	**Three months ended September 30 2004**	**Six months ended September 30 2005**	**Six months ended September 30 2004**
Statistics				
Clean coal production	**0.3**	-	**0.5**	-
Coal sales	**0.4**	-	**0.5**	-
Average sales price ($/tonne)	**90**	-	**88**	-
Average cost of sales ($/tonne)	**109**	-	**124**	-
Average cost of production ($/tonne)	**104**	-	**107**	-

Revenue

Grande Cache Coal earned revenue of $34.5 million on 0.4 million tonnes of coal sales in the quarter ended September 30, 2005. The average realized price of $90 per tonne in the quarter includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Year to date, $43.9 million of revenue was earned on 0.5 million tonnes of coal sold.

The average sales price achieved in the quarter on U.S. dollar denominated sales was U.S.$81 per tonne while the year to date average U.S. dollar sales price was U.S.$77 per tonne. During the second quarter, the Corporation began coal sales under the 2006 contracted prices; however the average price was impacted by delivery of some carryover tonnage from 2005 contracts. The Corporation had no sales revenue in the first six months of 2005, as coal shipments had not yet begun.

Interest and other revenue of $0.1 million in the second quarter of 2006 consisted primarily of interest earned on short term investments, compared to $0.2 million in 2005. Year to date interest and other revenue was $0.4 million in both the current year and in 2005.

Cost of sales

Total cost of sales for the quarter was $42.0 million or $109 per tonne. This consisted of cost of product sold of $33.2 million ($86 per tonne) and distribution costs of $8.8 million ($23 per tonne). Year to date cost of sales totals $62.0 million or $124 per tonne.

Cost of product sold and cost of coal produced in the first and second quarters appear disjointed due to a drawdown in inventory over the second quarter and accounting requirements for inventory valuation. As inventory is recorded on the balance sheet at the lower of average production cost and net realizable value, coal inventory due to be sold at carryover contract prices at the end of the first quarter was subject to valuation ceilings. The result was an inventory write-down in the first quarter and a corresponding reduction in cost of product sold in the second quarter. Average cost of coal produced in the second quarter was $104 per tonne and year to date was $107 per tonne. As of the balance sheet date of September 30, 2005, metallurgical coal inventory has been valued at average production cost.

In order to gain a better understanding of the Corporation's cost structure, it should be noted that although the average cost of coal produced year to date is $107 per tonne, there were only two months where the overall cost of production was in excess of $100 per tonne. The months of June and July were higher cost months for three significant reasons. First, as discussed after the first quarter, the extremely wet weather in June led to particularly difficult mining conditions and higher production costs in both mines. Also as disclosed following the first quarter, the operations completed a vacation and maintenance shutdown of the underground mine and process plant during the month of July, which as to be expected, resulted in higher than normal costs for the operations.

The third and most significant factor is that over the months of June and July the surface mining operations experienced the highest strip ratios year to date. During these two months and the month of May, the strip ratio was in excess of 12:1. In months where the surface mining strip ratio is lower and more raw coal is released for every tonne of total material moved, production costs are lower even though strip ratios to date have remained in excess of the life of 12S B2 mine average of 8:1. The average year to date strip ratio exceeds 11:1. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. As the strip ratio falls over the remaining life of the 12S B2 mine, production costs per tonne of coal will also fall markedly.

In the underground mine, per tonne production costs were highest in the month of July due to the maintenance and vacation shutdown. Throughout the year, production costs from the underground mine have been reasonable when taking into account development work underway in the mine and the equipment delivery delays experienced by the

Corporation. Once the delayed roof bolter is commissioned and later this year when depillaring begins, the volume of raw coal produced from the underground mine will increase and per tonne costs of production will fall.

The Corporation has maintained a focus on working with the surface mine contractor to implement cost reduction and productivity improvements in the surface mine, and continues to seek cost reduction opportunities across the entire operation. The record high costs of diesel fuel and natural gas are beyond the Corporation's control, but steps to reduce reliance on natural gas are under investigation. The competitive atmosphere across the Canadian resource industry for the services of skilled trades, consultants, contractors and equipment and service providers has also continued to contribute to the high costs experienced by the Corporation.

Other Expenses

General and administrative expenses were $1.6 million during the second quarter of 2006, a decrease of $0.8 million from the same quarter last year. The large decrease is mainly due to high costs of the initial start up of operations in 2005 such as internal labour, equipment rentals and other miscellaneous supplies that were not capitalized. Year to date general and administrative expenses were $2.9 million compared to $3.0 million for the same period last year. General and administrative expenses incurred consisted of customary overhead charges, including non-cash charges of $0.2 million in the quarter and $0.5 million year to date for stock-based compensation. Foreign exchange losses in the second quarter were $0.5 million and totaled $0.4 million year to date.

Depreciation, depletion and accretion charges rose to $1.1 million for the quarter compared to $0.1 million in the previous year. Year to date charges were $1.5 million compared to $0.1 million for the same period in 2005. The increases in depreciation, depletion and accretion from prior years are directly due to the commencement of production in the later portion of fiscal 2005.

Liquidity and Capital Resources

As at September 30, 2005, the Corporation had cash and cash equivalents of $5.0 million. During the second quarter, the Corporation's cash position declined $3.5 million from $8.5 million at June 30, 2005, compared to a cash use of $16.1 million in the second quarter of the prior year. The Corporation's cash position declined $30.5 million in the first six months of the fiscal year from $35.5 million at March 31, 2005.

Investing activities accounted for a cash use of $3.1 million in the quarter, compared to $17.0 million in the prior year. Investing activities in the second quarter included asset additions of $5.0 million and a reduction in restricted cash of $2.9 million. Year to date investing activities resulted in a cash use of $10.0 million, compared to $18.7 million in the same period of 2005.

Cash generated in operating activities was $0.6 million in the second quarter, while year to date operating activities resulted in a cash use of $18.3 million. Operating activities resulted in a cash use of $1.3 million in the six months to September 30, 2004, prior to the beginning of commercial operations. The Corporation's net loss of $10.5 million in the second quarter of 2006 included non-cash charges of $1.4 million and was also offset by a change in non-cash working capital of $9.7 million driven largely by the $9.2 million drawdown of coal inventory during the quarter.

Financing activities resulted in a cash use of $1.0 million in the quarter and $2.1 million year to date. Repayments of notes payable were completed in the second quarter for $1.4 million and $3.8 million year to date. Proceeds on issuance of share capital were $1.5 million in the six months to date. Cash provided by financing activities totaled $60.5 million in the prior year due to issuance of share capital and notes payable.

At September 30, 2005, the Corporation had hired independent financial advisors to assist the company in addressing short and long term financing requirements. Delays in sales and the resulting inventory build-up may

lead to temporary cash needs. In order to finance any inventory build-ups that occur, the Corporation is assessing the availability of alternatives such as asset-based lending as well as more traditional debt financing.

In October 2005, to finance a temporary build-up of inventory, the Corporation received a short-term loan from a related party in the amount of $5 million. The loan is secured by coal inventory at port. The loan is interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The Corporation expects to maintain sufficient inventory levels to meet customer requirements. As sales volumes increase in future periods, the Corporation will generate sufficient cash to cover working capital requirements.

The Corporation does not hold any long term debt and there were no off-balance sheet financing structures in place at September 30, 2005. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $5.3 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. Under the current agreement, no further payments are required this fiscal year.

Outlook

Operations

The delay in shipments being experienced across the seaborne metallurgical coal industry makes the prediction of future coal shipments difficult. As the timing of shipments, and thus coal sales, is initiated by customers Grande Cache Coal will undertake production schedule adjustments to manage inventory levels. Due to the ongoing delay of some customers and the resulting uncertainty regarding the timing of sales, the Corporation now expects sales for the fiscal year to be 1.0 million tonnes. Rail service has remained sufficient to date to allow the Corporation to maintain adequate levels of inventory at the port.

The sales volume in the second half of the fiscal year will have a significant impact on average cost of sales for the year. Unit costs are highly sensitive to sales volumes. Given the reduction in sales volume expectations for the current fiscal year, the previously provided unit cost guidance of an $80 per tonne average cost of sales for the fiscal year is not accurate. If sales total 1.0 million tonnes in this fiscal year, cost of sales is anticipated to be approximately $105 per tonne for the last half of the year.

As sales and production levels increase, the unit cost of coal production will fall significantly. The Corporation continues to progress through the high strip ratio period in the surface mine and continues to advance towards the depillaring phase of the underground mine. As the strip ratio in the surface mine declines, underground coal production increases as a result of depillaring and more coal is cleaned through the processing facilities, the production costs per tonne will decline.

As production schedules will be adjusted to match the timing of sales and manage inventory levels, this would also impact the timing of the Corporation's progression through the high strip ratio period in the surface mine. However, any delays would be temporary and the Corporation still anticipates the ability to reach an annualized production rate of approximately 2.0 million tonnes during fiscal 2007, as sales commitments allow. At a 2.0 million tonne per year production rate, a cost of sales of approximately $80 per tonne is anticipated.

Metallurgical Coal Markets

The Corporation remains focused on diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Trial cargos continue to be pursued with new customers, and those undertaken in the second quarter were successful.

The global demand for metallurgical coking coal is expected to remain robust in the medium to long term. The worldwide supply of metallurgical coal remains tight and new production has been slow to increase supply. Despite some recent reductions in steel production, it is believed this is a temporary situation as producers reduce inventory levels, and the outlook for steel production remains strong. The current slow down in coal shipment schedules being experienced across the industry as negotiations for the new contract year approach is believed to be a temporary situation brought on by excess purchases early in the coal year. Once customer inventories are reduced, shipments are expected to resume at normal levels.

Capital Expenditures

Sustaining and continued refurbishment capital expenditures continue to be estimated at $10 million in the 2006 fiscal year. The Corporation currently anticipates spending approximately $10 to 12 million on capital additions in the current fiscal year, $6 million of which has been spent to date on equipment deposits. Options available for financing the purchase of equipment include traditional debt financing, capital or operating lease arrangements, equipment manufacturer's financing, customer financing or a transaction in the equity market.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at November 8, 2005, there were 40,768,688 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	341,669	$1.00	March 21, 2009
	175,000	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	145,000	75,000	$11.56	March 15, 2010
	55,000	30,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
Total	1,595,834	609,169	$2.87	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	September 30 2005 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 5,004	$ 35,455
Restricted cash (note 2)	5,831	9,666
Accounts receivable and prepaid expenses	5,829	4,954
Inventory (note 3)	11,020	10,838
	27,684	60,913
Deposit for future reclamation expenditures	82	82
Mineral properties and development	21,468	18,450
Buildings and equipment	28,995	20,775
	$ 78,229	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 15,591	$ 14,302
Notes payable (note 4)	-	3,647
	15,591	17,949
Asset retirement obligations (note 5)	3,280	2,338
	18,871	20,287
Shareholders' Equity		
Share capital (note 6)	101,686	99,751
Contributed surplus	1,388	1,275
Deficit	(43,716)	(21,093)
	59,358	79,933
	$ 78,229	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

	Three months ended September 30 2005 (Unaudited)	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2005 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Revenue				
Sales	$ **34,521**	$ -	$ **43,922**	$ -
Interest and other	**104**	246	**360**	383
	34,625	246	**44,282**	383
Expenses				
Cost of product sold	**33,192**	-	**50,274**	-
Distribution	**8,827**	-	**11,730**	-
General and administrative	**1,565**	2,429	**2,903**	3,026
Interest and other	**152**	45	**152**	69
Depreciation, depletion and accretion	**1,094**	17	**1,524**	26
	44,830	2,491	**66,583**	3,121
	(10,205)	(2,245)	**(22,301)**	(2,738)
Taxes	**(257)**	-	**(322)**	-
Net loss	**(10,462)**	(2,245)	**(22,623)**	(2,738)
Deficit, beginning of period	**(33,254)**	(2,647)	**(21,093)**	(2,154)
Deficit, end of period	$ **(43,716)**	$ (4,892)	$ **(43,716)**	$ (4,892)
Net loss per share (note 7)				
Basic and diluted	$ **(0.26)**	$ (0.06)	$ **(0.56)**	$ (0.09)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended September 30 2005 (Unaudited)	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2005 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Cash provided by (used for)				
Operating activities				
Net loss	$ **(10,462)**	$ (2,245)	$ **(22,623)**	$ (2,738)
Items not affecting cash				
Stock-based compensation (note 8)	**204**	320	**522**	405
Unrealized foreign exchange loss	**71**	(39)	**275**	(39)
Depreciation, depletion and accretion	**1,094**	17	**1,524**	26
	(9,093)	(1,947)	**(20,302)**	(2,346)
Net change in non-cash working capital relating to operating activities	**9,709**	1,288	**2,051**	1,074
	616	(659)	**(18,251)**	(1,272)
Financing activities				
Proceeds on issuance of share capital (note 6)	**268**	1,751	**1,528**	58,951
Proceeds on issuance of notes payable (note 4)	**-**	-	**-**	5,335
Repayment of notes payable (note 4)	**(1,423)**	-	**(3,752)**	-
Share issuance costs	**(1)**	(48)	**(1)**	(3,601)
Net change in non-cash working capital relating to financing activities	**145**	(18)	**145**	(197)
	(1,011)	1,685	**(2,080)**	60,488
Investing activities				
Additions to mineral properties and development	**(2,021)**	(2,139)	**(3,266)**	(2,452)
Additions to buildings and equipment	**(3,227)**	(6,416)	**(8,915)**	(8,130)
Restricted cash (note 2)	**2,875**	(9,657)	**3,808**	(9,998)
Net change in non-cash working capital relating to investing activities	**(693)**	1,255	**(1,605)**	1,833
	(3,066)	(16,957)	**(9,978)**	(18,747)
Effect of foreign exchange on cash and cash equivalents	**(71)**	(129)	**(142)**	(129)
(Decrease) increase in cash and cash equivalents	**(3,532)**	(16,060)	**(30,451)**	40,340
Cash and cash equivalents, beginning of period	**8,536**	56,737	**35,455**	337
Cash and cash equivalents, end of period	$ **5,004**	$ 40,677	$ **5,004**	$ 40,677

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,319 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $512 were provided to service providers. The cash secured letter of credit outstanding as security for the notes payable was cancelled during the quarter and restricted cash of $2,875 was released.

3. Inventory

	September 30 2005	March 31 2005
Coal inventory	$ 10,150	$ 10,478
Materials inventory	870	360
Total	$ 11,020	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,280 as at September 30, 2005, based on a total future liability of $6,975. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Six months ended September 30 2005
Balance – March 31, 2005	$	2,338
Increase in liability		853
Accretion expense		89
Balance – September 30, 2005	$	3,280

6. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Shares issued on exercise of options	133		415
Balance – September 30, 2005	40,752		108,734
Less: Share issuance costs			7,048
		$	101,686

In the first quarter of 2006, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

During the second quarter of 2006, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus.

(thousands of Canadian dollars, except per share amounts)

7. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended September 30 2005	Three months ended September 30 2004	Six months ended September 30 2005	Six months ended September 30 2004
Weighted average shares outstanding – basic and diluted	40,678	36,864	40,556	29,689
Net loss	$ (10,462)	$ (2,245)	$ (22,623)	$ (2,738)
Net loss per share:				
Basic and diluted	$ (0.26)	$ (0.06)	$ (0.56)	$ (0.09)

8. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $204 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $522.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common share options are subject to a two year vesting period.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$	2.61
Granted	55		9.08
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2005	1,860	$	2.80
Granted	-		-
Cancelled	(131)		4.08
Exercised	(133)		2.01
Outstanding – September 30, 2005	1,596	$	2.87

Details of the share options exercisable at September 30, 2005 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	358	$	1.00
	163		3.70
	75		11.56
	30		9.08
	626	$	3.35

Of the share options outstanding, 1,467 thousand options expire in 2009 and the remaining 260 thousand share options expire in 2010.

9. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To September 30, 2005, U.S.$4.7 million in progress payments have been paid. Under the current agreement, no further payments are required this fiscal year.

10. Subsequent Events

Options to purchase 125,000 common shares at an exercise price of $4.50 were granted to employees of the Corporation under the Corporation's share option plan on October 17, 2005. The options have a five year term and are subject to a two year vesting period. On October 15, 2005, 108,334 options to purchase common shares were cancelled.

In October 2005, due to a temporary build-up of inventory, the Corporation received short-term financing from a member of the Board of Directors in the amount of $5 million. The loan is secured by coal inventory at port. The loan is interest bearing at 8% per annum and repayable 2 months from the date of receipt.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO HOLD SECOND QUARTER CONFERENCE CALL

Calgary, Alberta, November 4, 2005 - Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") will hold a conference call on Thursday, November 10, 2005 at 10:00 a.m. Mountain time (12:00 p.m. Eastern time) to discuss 2006 second quarter financial results. Robert Stan, President and Chief Executive Officer of Grande Cache Coal, will host the call.

To participate in the conference call, please dial 416-340-2216 or 1-866-898-9626 approximately 10 minutes prior to the call. The media are invited to participate in a listen-only mode.

A live and archived audio webcast of the conference call will be available from the Corporation's website at www.gccoal.com. An archived recording of the call will also be available shortly after the completion of the call, through November 17, 2005, by dialling 416-695-5800 or 1-800-408-3053 and entering pass code 3166238#.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

File No. 82-34802

FORM 11-101F1

NOTICE OF PRINCIPAL REGULATOR UNDER MULTILATERAL INSTRUMENT 11-101

1. **Date:** February 20, 2006

2. **Information about person or company**

SEDAR profile number (if applicable): 20513

NRD # (if applicable): ______________________

Name: Grande Cache Coal Corporation

Instructions:

(i) For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii) For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3. **Principal regulator**

The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: Alberta

4. **Previous notice filed**

If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: ______________________

5. **Reasons for principal regulator**

The principal regulator for the person or company is its principal regulator

(a) based on the location of its head office (for a non-investment fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or ☒

(b) on the following basis [provide details]:

____

____

6. **Change in principal regulator**

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

____

____